Exhibit 99.2

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK
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In re:	:	Chapter 11
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AVIANCA HOLDINGS S.A., et al.,[1]	:	Case No. 20-11133 (MG)
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Debtors.	:	(Jointly Administered)
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NOTICE OF NON-VOTING STATUS FOR IMPAIRED

CLASSES AND INTERESTS DEEMED TO REJECT THE PLAN

PLEASE TAKE NOTICE THAT by the order dated September 15, 2021 (the “Disclosure Statement Order”),2 the United States Bankruptcy Court for the Southern District of New York approved the Disclosure Statement [Docket No. 2138] filed by the above-captioned Debtors and authorized the Debtors to solicit votes to accept or reject the Joint Chapter 11 Plan of Avianca Holdings S.A. and Its Affiliated Debtors [Docket No. 2137].

PLEASE TAKE FURTHER NOTICE that because of the proposed treatment of your Claim or Interest in the Plan, you are not entitled to vote on the Plan. As a holder of a Claim or Interest that is receiving no distribution under the Plan, you are deemed to reject the Plan pursuant to section 1126(f) of the Bankruptcy Code.

PLEASE TAKE FURTHER NOTICE THAT the hearing at which the Court will consider confirmation of the Plan (the “Confirmation Hearing”) will commence on October 26, 2021, at 10:00 a.m., prevailing Eastern Time before the Honorable Martin Glenn, United States Bankruptcy Judge, United States Bankruptcy Court for the Southern District of New York, One Bowling Green, New York, NY 10004.

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The Debtors in these chapter 11 cases (the “Chapter 11 Cases”), and each Debtor’s federal tax identification number (to the extent applicable), are as follows: Avianca Holdings S.A. (N/A); Aero Transporte de Carga Unión, S.A. de C.V. (N/A); Aeroinversiones de Honduras, S.A. (N/A); Aerovías del Continente Americano S.A. Avianca (N/A); Airlease Holdings One Ltd. (N/A); America Central (Canada) Corp. (00-1071563); America Central Corp. (65-0444665); AV International Holdco S. A. (N/A); AV International Holdings S.A. (N/A); AV International Investments S.A. (N/A); AV International Ventures S.A. (N/A); AV Investments One Colombia S.A.S. (N/A); AV Investments Two Colombia S.A.S. (N/A); AV Loyalty Bermuda Ltd. (N/A); AV Taca International Holdco S.A. (N/A); Aviacorp Enterprises S.A. (N/A); Avianca Costa Rica S.A. (N/A); Avianca Leasing, LLC (47-2628716); Avianca, Inc. (13-1868573); Avianca-Ecuador S.A. (N/A); Aviaservicios, S.A. (N/A); Aviateca, S.A. (N/A); Avifreight Holding Mexico, S.A.P.I. de C.V. (N/A); C.R. Int’l Enterprises, Inc. (59-2240957); Grupo Taca Holdings Limited (N/A); International Trade Marks Agency Inc. (N/A); Inversiones del Caribe, S.A. (N/A); Isleña de Inversiones, S.A. de C.V. (N/A); Latin Airways Corp. (N/A); Latin Logistics, LLC (41-2187926); Nicaragüense de Aviación, Sociedad Anónima (N/A); Regional Express Américas S.A.S. (N/A); Ronair N.V. (N/A); Servicio Terrestre, Aereo y Rampa S. A. (N/A); Servicios Aeroportuarios Integrados SAI S.A.S. (92-4006439); Taca de Honduras, S.A. de C.V. (N/A); Taca de México, S.A. (N/A); Taca International Airlines S.A. (N/A); Taca S.A. (N/A); Tampa Cargo S.A.S. (N/A); Technical and Training Services, S.A. de C.V. (N/A). The Debtors’ principal offices are located at Avenida Calle 26 # 59 – 15 Bogotá, Colombia.

[2]	Capitalized terms not otherwise defined herein have the same meanings set forth in the Disclosure Statement Order.

PLEASE TAKE FURTHER NOTICE THAT the deadline for filing objections to the Plan is October 19, 2021, at 4:00 p.m., prevailing Eastern Time. Any objection to the Plan must: (a) be in writing; (b) conform to the Bankruptcy Rules, the Local Rules, and any orders of the Court; (c) state, with particularity, the basis and nature of any objection to the Plan and, if practicable, a proposed modification to the Plan that would resolve such objection; and (d) be filed with the Court (contemporaneously with a proof of service) ) and served upon the following parties so that it is actually received on or before October 19, 2021, at 4:00 p.m., prevailing Eastern Time:

(a) counsel to the Debtors, Milbank LLP, 55 Hudson Yards, New York, New York 10001, Attn: Evan R. Fleck, Esq., Gregory A. Bray, Esq., and Benjamin Schak, Esq. (efleck@milbank.com, gbray@milbank.com, and bschak@milbank.com);

(b) the Office of the U.S. Trustee for the Southern District of New York, 201 Varick Street, Room 1006, New York, New York 10014, Attn: Brian Masumoto, Esq. and Greg Zipes, Esq. (brian.masumoto@usdoj.gov and gregory.zipes@usdoj.gov); and

(c) counsel to the Committee, Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, NY 10019 (Attn: Brett H. Miller, Esq. and Todd M. Goren, Esq. (bmiller@willkie.com and tgoren@willkie.com).

PLEASE TAKE FURTHER NOTICE THAT additional copies of the Plan, Disclosure Statement, or any other solicitation materials (except for Ballots) are available free of charge on the Debtors’ case information website (http://www.kccllc.net/avianca) or by contacting the Debtors’ Solicitation Agent at (866) 967-1780 (US / Canada) or +1 (310) 751-2680 (international), or by writing the Solicitation Agent, Attn: Avianca Ballot Processing Center, c/o KCC, 222 N. Pacific Coast Highway, Suite 300, El Segundo, CA 90245. You may also obtain copies of any pleadings filed in these chapter 11 cases for a fee via PACER at: http://www.nysb.uscourts.gov.

PLEASE TAKE FURTHER NOTICE THAT Article IX of the Plan contains the following release, exculpation, and injunction provisions. You are advised and encouraged to carefully review and consider the plan, including the release, exculpation and injunction provisions, as your rights might be affected.

Article IX of the Plan provides for a debtor release (the “Debtor Release”):3

Notwithstanding anything contained in the Plan to the contrary, pursuant to section 1123(b) of the Bankruptcy Code, for good and valuable consideration, on and after the

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“Released Parties” means, collectively, each of the following in their capacity as such: (A)(i) the Debtors, (ii) the Reorganized Debtors, (iii) the Committee and its members, (iv) the DIP Agent, (v) the DIP Lenders, (vi) the Consenting Noteholders, (vii) the Supporting Tranche B DIP Lenders, (viii) the Exit Facility Indenture Trustee, (ix) the DIP Indenture Trustee; (x) the Exit Facility Lenders, (xi) the Indenture Trustees, (xii) the Grupo Aval Entities (as defined in the Grupo Aval Settlement Agreement), and (xiii) the Secured RCF Agent and the Secured RCF Lenders, and (B) with respect to each of the foregoing Entities and Persons set forth in clause (A), all of such Entities’ and Persons’ respective Related Parties. Notwithstanding the foregoing, (i) any Entity or Person that opts out of the releases set forth in Article IX.E of the Plan on its Ballot shall not be deemed a Released Party; (ii) any director or officer of the Debtors whose term of service lapsed prior to July 1, 2019 and who did not subsequently hold a director or officer position with any of the Debtors after such date shall not be deemed a Released Party; and (iii) any Entity or Person that would otherwise be a Released Party hereunder but is party to one or more Retained Causes of Action shall not be deemed a Released Party with respect to such Retained Causes of Action.

Effective Date, to the maximum extent permitted by applicable law, the applicable Debtors and the Estates are deemed to have conclusively, absolutely, unconditionally, irrevocably, and forever released, waived, and discharged each Released Party from, and covenanted not to sue on account of, any and all claims, interests, obligations (contractual or otherwise), rights, suits, damages, Causes of Action (including Avoidance Actions), remedies, and liabilities whatsoever, including any derivative claims assertable by or on behalf of a Debtor, whether known or unknown, foreseen or unforeseen, fixed or contingent, matured or unmatured, disputed or undisputed, liquidated or unliquidated, existing or hereafter arising, in law, equity, or otherwise, that the Debtors or the Estates would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the holder of any Claim or Interest or other Entity (including any Debtor), based on or relating to, or in any manner arising from, in whole or in part, the Debtors; the Chapter 11 Cases; the DIP Facility; the issuance, distribution, purchase, sale, or rescission of the purchase or sale of any security of the Debtors or Reorganized Debtors; the assumption, rejection, or amendment of any Executory Contract or Unexpired Lease; the subject matter of, or the transactions or events giving rise to, any Claim or Interest that receives treatment pursuant to the Plan; the business or contractual arrangements between any Debtor and any Released Party; the restructuring of Claims and Interests before or during the Chapter 11 Cases; and the negotiation, formulation, preparation, consummation, or dissemination of (i) the Plan (including, for the avoidance of doubt, the Plan Supplement), (ii) the Exit Facility Documents, (iii) the Disclosure Statement, (iv) the Noteholder RSA, (v) the DIP Facility Documents, or (vi) related agreements, instruments, or other documents, upon any other act or omission, transaction, agreement, event, or other occurrence taking place on or before the Effective Date, other than claims or liabilities arising out of or relating to any act or omission of a Released Party that is determined by a Final Order of a court of competent jurisdiction to have constituted willful misconduct, intentional fraud, or gross negligence. Notwithstanding anything to the contrary in the foregoing, (1) the releases set forth above do not release any post-Effective Date obligations of any party or Entity under the Plan, the Exit Facility, or any assumed Executory Contract or Unexpired Lease; and (2) the releases set forth above do not release any claims or Causes of Action of the Debtors against parties to the Tranche B Equity Conversion Agreement and the United Asset Contribution Agreement for any breach of the provisions thereof; and (3) the releases set forth above shall be effective with respect to a Released Party if and only if the releases granted by such Released Party pursuant to Article IX.E of the Plan are enforceable in the jurisdiction(s) in which the Released Claims may be asserted under applicable law.

Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to applicable bankruptcy law, of the releases described in this Article IX.D and shall constitute the Bankruptcy Court’s finding that such releases (1) are an essential means of implementing the Plan; (2) are an integral and non-severable element of the Plan and the transactions incorporated herein; (3) confer substantial benefits on the Debtors’ Estates; (4) are in exchange for the good and valuable consideration provided by the Released Parties; (5) are a good-faith settlement and compromise of the Claims and Causes of Action released by this Article IX.D of the Plan; (6) are in the best interests of the Debtors, their Estates, and all holders of Claims and Interests; (7) are fair, equitable, and reasonable; and (8) are given and made after due notice and opportunity for hearing. The releases described in this Article IX.D shall, on the Effective Date, have the effect of res judicata (a matter adjudged), to the fullest extent permissible under applicable laws of the Republic of Colombia and any other jurisdiction in which the Debtors operate.

Article IX of the Plan provides for releases by Holders of Claims or Interests (“Third-Party Release”):

Except as otherwise expressly provided in the Plan, pursuant to section 1123(b) of the Bankruptcy Code, for good and valuable consideration, on and after the Effective Date, to the maximum extent permitted by applicable law, each Releasing Party shall be deemed to have conclusively, absolutely, unconditionally, irrevocably, and forever released, waived, and discharged the Released Parties from, and covenanted not to sue on account of, any and all claims, interests, obligations (contractual or otherwise), rights, suits, damages, Causes of Action, remedies, and liabilities whatsoever, including any derivative claims assertable by or on behalf of a Debtor, whether known or unknown, foreseen or unforeseen, fixed or contingent, matured or unmatured, disputed or undisputed, liquidated or unliquidated, existing or hereafter arising, in law, equity or otherwise, that such Releasing Party would have been legally entitled to assert in its own right (whether individually or collectively) or on behalf of the holder of any Claim or Interest or other Entity (including any Debtor), based on or relating to, or in any manner arising from, in whole or in part, the Debtors; the Chapter 11 Cases; the DIP Facility; the issuance, distribution, purchase, sale, or rescission of the purchase or sale of any security of the Debtors or Reorganized Debtors; the assumption, rejection or amendment of any Executory Contract or Unexpired Lease; the subject matter of, or the transactions or events giving rise to, any Claim or Interest that received treatment pursuant to the Plan; the business or contractual arrangements between any Debtor and any Released Party; the restructuring of Claims and Interests before or during the Chapter 11 Cases; and the negotiation, formulation, preparation, consummation, or dissemination of (i) the Plan (including, for the avoidance of doubt, the Plan Supplement), (ii) the Exit Facility Documents, (iii) the Disclosure Statement, (iv) the Noteholder RSA, (v) the Tranche B Equity Conversion Agreement, (vi) the United Asset Contribution Agreement, (vii) the DIP Facility Documents, or (viii) related agreements, instruments, or other documents, upon any other act or omission, transaction, agreement, event, or other occurrence taking place on or before the Effective Date, other than claims or liabilities arising out of or relating to any act or omission of a Released Party that is determined by a Final Order of a court of competent jurisdiction to have constituted willful misconduct, intentional fraud, or gross negligence (collectively, the “Released Claims”). Notwithstanding anything to the contrary in the foregoing, (i) the releases set forth above do not release any post-Effective Date obligations of any party or Entity under the Plan, any assumed Executory Contract or Unexpired Lease, or agreement or document that is created, amended, ratified, entered into, or Reinstated pursuant to the Plan (including the Exit Facility Documents, the Grupo Aval Exit Facility Agreement, the USAV Receivable Facility Agreement, the Engine Loan Agreement, and the Secured RCF Documents) and (ii) the releases set forth above do not release any post-Effective Date obligations of the Debtors under the Tranche B Equity Conversion

Agreement, the United Asset Contribution Agreement, the United Agreements or the JBA Letter Agreement, or any Claims or Causes of Action for breach that any party to the Tranche B Equity Conversion Agreement, the United Asset Contribution Agreement, the United Agreements or the JBA Letter Agreement may have against any other party to those agreements.

Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to applicable bankruptcy law, of the releases described in this Article IX.E and shall constitute the Bankruptcy Court’s finding that such releases (a) are an essential means of implementing the Plan; (b) are an integral and non-severable element of the Plan and the transactions incorporated therein; (c) confer substantial benefits on the Debtors’ Estates; (d) are in exchange for the good and valuable consideration provided by the Released Parties; (e) are a good-faith settlement and compromise of the Claims and Causes of Action released by this Article IX.E of the Plan; (f) are in the best interests of the Debtors, their Estates, and all holders of Claims and Interests; (g) are fair, equitable, and reasonable; (h) are given and made after due notice and opportunity for hearing; and (i) are a bar to any of the parties deemed to grant the releases contained in this Article IX.E of the Plan asserting any Claim or Cause of Action released by the releases contained in this Article IX.E of the Plan against any of the Released Parties.

The releases described in this Article IX.E shall, on the Effective Date, have the effect of res judicata (a matter adjudged), to the fullest extent permissible under applicable laws of the Republic of Colombia and any other jurisdiction in which the Debtors operate.

Article IX of the Plan provides for an exculpation (the “Exculpation”):

Without affecting or limiting the releases set forth in Article IX.D and Article IX.E of the Plan, and notwithstanding anything herein to the contrary, to the fullest extent permitted by applicable law, no Exculpated Party shall have or incur, and each Exculpated Party shall be released and exculpated from, any claim or Cause of Action in connection with or arising out of the administration of the Chapter 11 Cases; the negotiation and pursuit of the DIP Facility, the Exit Facility, the Disclosure Statement, any settlement or other acts approved by the Bankruptcy Court, the Tranche B Equity Conversion Agreement, the United Asset Contribution Agreement, the Restructuring Transactions, the Secured RCF Documents, and the Plan, or the solicitation of votes for, or confirmation of, the Plan; the funding of the Plan; the occurrence of the Effective Date; the administration and implementation of the Plan or the property to be distributed under the Plan; the issuance or distribution of securities under or in connection with the Plan; the issuance, distribution, purchase, sale, or rescission of the purchase or sale of any security of the Debtors or the Reorganized Debtors under or in connection with the Plan; or the transactions in furtherance of any of the foregoing; other than claims or liabilities arising out of or relating to any act or omission of an Exculpated Party that is determined by a Final Order of a court of competent jurisdiction to have constituted willful misconduct, intentional fraud, or gross negligence, but in all respects such Exculpated Parties shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities. The Exculpated Parties have, and upon implementation of the Plan, shall be deemed to have, participated in good faith and in compliance with the applicable laws with regard to the solicitation of, and distribution of, consideration pursuant to the Plan and, therefore, are not, and on account of such distributions shall not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan. This exculpation shall be in addition to, and not in limitation of, all other releases, indemnities, exculpations, and any other applicable laws, rules, or regulations protecting such Exculpated Parties from liability. Notwithstanding anything to the contrary in the foregoing, the exculpation set forth above does not exculpate any post-Effective Date obligations of any party or Entity under the Plan, the Exit Facility, the Secured RCF Documents, or any assumed Executory Contract or Unexpired Lease.

Article IX of the Plan provides for an injunction (the “Injunction”):

UPON ENTRY OF THE CONFIRMATION ORDER, ALL HOLDERS OF CLAIMS AND INTERESTS AND OTHER PARTIES IN INTEREST, ALONG WITH THEIR RESPECTIVE PRESENT OR FORMER EMPLOYEES, AGENTS, OFFICERS, DIRECTORS, PRINCIPALS, AFFILIATES, AND RELATED PARTIES SHALL BE ENJOINED FROM TAKING ANY ACTIONS TO INTERFERE WITH THE IMPLEMENTATION OR CONSUMMATION OF THE PLAN IN RELATION TO ANY CLAIM EXTINGUISHED, DISCHARGED, OR RELEASED PURSUANT TO THE PLAN.

EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THE PLAN OR THE CONFIRMATION ORDER, ALL ENTITIES THAT HAVE HELD, HOLD, OR MAY HOLD CLAIMS AGAINST OR INTERESTS IN THE DEBTORS AND OTHER PARTIES IN INTEREST, ALONG WITH THEIR RESPECTIVE PRESENT OR FORMER EMPLOYEES, AGENTS, OFFICERS, DIRECTORS, PRINCIPALS, AFFILIATES, AND RELATED PARTIES ARE PERMANENTLY ENJOINED, FROM AND AFTER THE EFFECTIVE DATE, FROM TAKING ANY OF THE FOLLOWING ACTIONS AGAINST THE DEBTORS, THE REORGANIZED DEBTORS, THE RELEASED PARTIES, OR THE EXCULPATED PARTIES (TO THE EXTENT OF THE EXCULPATION PROVIDED PURSUANT TO ARTICLE IX.F OF THE PLAN WITH RESPECT TO THE EXCULPATED PARTIES): (I) COMMENCING OR CONTINUING IN ANY MANNER ANY ACTION OR OTHER PROCEEDING OF ANY KIND ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS OR INTERESTS; (II) ENFORCING, ATTACHING, COLLECTING, OR RECOVERING BY ANY MANNER OR MEANS ANY JUDGMENT, AWARD, DECREE, OR ORDER AGAINST SUCH ENTITIES ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS OR INTERESTS; (III) CREATING, PERFECTING, OR ENFORCING ANY LIEN OR ENCUMBRANCE OF ANY KIND AGAINST SUCH ENTITIES OR THE PROPERTY OR THE ESTATES OF SUCH ENTITIES ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS OR INTERESTS; (IV) ASSERTING ANY RIGHT OF SETOFF, SUBROGATION, OR RECOUPMENT OF ANY KIND AGAINST ANY OBLIGATION DUE FROM SUCH ENTITIES OR AGAINST THE PROPERTY OF SUCH ENTITIES ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS OR INTERESTS UNLESS SUCH ENTITY HAS TIMELY ASSERTED SUCH

SETOFF RIGHT IN A DOCUMENT FILED WITH THE BANKRUPTCY COURT EXPLICITLY PRESERVING SUCH SETOFF, AND NOTWITHSTANDING AN INDICATION OF A CLAIM OR INTEREST OR OTHERWISE THAT SUCH ENTITY ASSERTS, HAS, OR INTENDS TO PRESERVE ANY RIGHT OF SETOFF PURSUANT TO APPLICABLE LAW OR OTHERWISE; AND (V) COMMENCING OR CONTINUING IN ANY MANNER ANY ACTION OR OTHER PROCEEDING OF ANY KIND ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS OR INTERESTS RELEASED OR SETTLED PURSUANT TO THE PLAN.

BY ACCEPTING DISTRIBUTIONS PURSUANT TO THE PLAN, EACH HOLDER OF AN ALLOWED CLAIM OR INTEREST EXTINGUISHED, DISCHARGED, OR RELEASED PURSUANT TO THE PLAN WILL BE DEEMED TO HAVE AFFIRMATIVELY AND SPECIFICALLY CONSENTED TO BE BOUND BY THE PLAN, INCLUDING, WITHOUT LIMITATION, THE INJUNCTIONS SET FORTH IN THIS ARTICLE IX.G.

THE PLAN INJUNCTION EXTENDS TO ANY SUCCESSORS OF THE DEBTORS, THE REORGANIZED DEBTORS, THE RELEASED PARTIES, AND THE EXCULPATED PARTIES AND THEIR RESPECTIVE PROPERTY AND INTERESTS IN PROPERTY.

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